SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Act of 1934
(Amendment No. 1)*

GOODRICH PETROLEUM CORPORATION
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

382410-10-8
(CUSIP Number)

Steven N. Machtinger
560 Mission Street
San Francisco, CA 94105
(415) 315-7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 30, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 382410–10–8		13 D	Page 2 of 14 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist Group

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER* 2,793,932

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER* 2,793,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,793,932

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 14.6%

14.	TYPE OF REPORTING PERSON CO

*   The Reporting Person expressly disclaims the existence of any group.

CUSIP NO. 382410–10–8		13 D	Page 3 of 14 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist California

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER* 2,793,932

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER* 2,793,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,793,932

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 14.6%

14.	TYPE OF REPORTING PERSON CO

*   The Reporting Person expressly disclaims the existence of any group.

CUSIP NO. 382410–10–8		13 D	Page 4 of 14 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Hambrecht & Quist Guaranty Finance, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER* 2,793,932

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER* 2,793,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,793,932

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 14.6%

14.	TYPE OF REPORTING PERSON OO

*   The Reporting Person expressly disclaims the existence of any group.

CUSIP NO. 382410–10–8		13 D	Page 5 of 14 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Donald M. Campbell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* 558,589

	8.	SHARED VOTING POWER* 2,795,372

	9.	SOLE DISPOSITIVE POWER* 558,589

	10.	SHARED DISPOSITIVE POWER* 2,795,372

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,353,961

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 17.4%

14.	TYPE OF REPORTING PERSON IN

*   The Reporting Person expressly disclaims the existence of any group.

CUSIP NO. 382410–10–8		13 D	Page 6 of 14 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only) Guaranty Finance Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) N/A ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* 0

	8.	SHARED VOTING POWER* 2,793,932

	9.	SOLE DISPOSITIVE POWER* 0

	10.	SHARED DISPOSITIVE POWER* 2,793,932

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,793,932

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ N/A ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 14.6%

14.	TYPE OF REPORTING PERSON OO

*   The Reporting Person expressly disclaims the existence of any group.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Introduction.

This Amendment No. 1 to Schedule 13D relates to the Schedule 13D originally filed on October 15, 1999 (the “Original Schedule 13D”) on behalf of Hambrecht & Quist Group, a Delaware corporation (“H&Q Group”), Hambrecht & Quist California, a California corporation (“H&Q California”), Hambrecht & Quist Guaranty Finance, LLC, a California limited liability company (“H&Q Guaranty Finance”), Daniel H. Case III (“Case”) and Donald M. Campbell (“Campbell”).  This Amendment No. 1 is being filed to disclose changes in deemed beneficial ownership since the date of the Original Schedule 13D and is being filed on behalf of H&Q Group, a wholly–owned subsidiary of J.P. Morgan Chase & Co., a Delaware corporation (“JPM”); H&Q California, a wholly–owned subsidiary of H&Q Group; H&Q Guaranty Finance, which is owned 99% by H&Q California and 1% by Hambrecht & Quist B/D Subsidiary Corp., a California corporation and wholly–owned subsidiary of H&Q California (“H&Q B/D”); Campbell; and Guaranty Finance Management, LLC, a Delaware limited liability company hired by H&Q Guaranty Finance to manage its investments (“Guaranty Finance Management”).  H&Q Group, H&Q California, H&Q Guaranty Finance, Campbell and Guaranty Finance Management are collectively referred to herein as the “Reporting Persons.”  Case passed away on June 26, 2002.  To the knowledge of the Reporting Persons, the Common Stock (as defined below) beneficially owned by him prior to his death is beneficially owned by his estate and one or more trusts.  To the knowledge of the Reporting Persons, Case’s estate and related trusts maintain less than a 5% beneficial ownership of the Common Stock, and Case’s estate and related trusts are not Reporting Persons herein.  The Original Schedule 13D is hereby amended as follows:

Item 1.    Security and Issuer.

This Statement on Schedule 13D relates to shares of the common stock, par value $0.20 per share (the “Common Stock”), of Goodrich Petroleum Corporation, a Delaware corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 808 Travis Street, Suite 1320, Houston, Texas 77002.

Item 2.    Identity and Background.

The following information is given with respect to the Reporting Persons (information as to each executive officer and director of H&Q Group and H&Q California, members of the management committee of H&Q Guaranty Finance and the members, executive officers and managers of Guaranty Finance Management is set forth on Schedule A hereto and is incorporated herein by reference):

(a)           Hambrecht & Quist Group

                Hambrecht & Quist California

                Hambrecht & Quist Guaranty Finance, LLC

                Donald M. Campbell

                Guaranty Finance Management, LLC

(b) and (c)              H&Q Group is a Delaware corporation and is a holding company.  H&Q Group’s principal business and office address is 560 Mission Street, San Francisco, CA 94105.  H&Q Group is a wholly-owned subsidiary of JPM, which is a publicly held corporation and bank holding company whose principal business and office address is 270 Park Avenue, New York, NY 10017.

H&Q California is a California corporation and is a holding company.  H&Q California’s principal business and office address is 560 Mission Street, San Francisco, CA 94105.

H&Q Guaranty Finance is a California limited liability company that holds certain investments.  The two members of H&Q Guaranty Finance are H&Q California and H&Q B/D.  H&Q Guaranty Finance’s sole manager is H&Q California.  H&Q Guaranty Finance also has a management committee responsible for overseeing H&Q Guaranty Finance’s activities.  H&Q Guaranty Finance’s principal business and office address is 560 Mission Street, San Francisco, CA 94105.

Campbell is a United States citizen whose business address is 560 Mission Street, San Francisco, CA 94105.  Campbell’s principal occupation is Chief Executive Officer and Manager of Guaranty Finance Management.  Campbell is a director of the Issuer and a former member of H&Q Guaranty Finance.

Guaranty Finance Management is a Delaware limited liability company whose principal business is managing the investments of H&Q Guaranty Finance.  Guaranty Finance Management’s principal business and office address is 560 Mission Street, San Francisco, CA 94105.

(d) and (e)              To the best knowledge of the Reporting Persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            All individuals referred to above and listed on Schedule A are United States citizens.

Item 3.    Source and Amount of Funds or Other Consideration.

H&Q Group and H&Q California are direct or indirect owners of H&Q Guaranty Finance and did not provide funds or other consideration for the acquisition of the Common Stock beneficially owned by H&Q Guaranty Finance.

H&Q Guaranty Finance used its working capital to acquire its ownership of certain securities of the Issuer.

Campbell used personal funds to acquire beneficial ownership of certain shares of the Common Stock.  The Issuer has granted Campbell, in his capacity as director of the Issuer, Common Stock and options to purchase shares of the Common Stock.

Guaranty Finance Management manages the investments of H&Q Guaranty Finance and did not provide funds or other consideration for the acquisition of the Common Stock beneficially owned by H&Q Guaranty Finance or Campbell.

Item 4.    Purpose of Transaction.

The Reporting Persons listed in Item 5 purchased or acquired the securities of the Issuer for general investment purposes. The Reporting Persons listed in Item 5 may acquire additional securities of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.  The Reporting Persons expressly disclaim the existence of any group.

Other than as disclosed in Items 6 and 7, the Reporting Persons listed in Item 5 have no present plans or proposals that relate to or would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s directors or to fill any existing vacancies on the board;

(e)           any material change in the Issuer’s present capitalization or dividend policy of the Issuer;

(f)            any other material change in the Issuer’s business or corporate structure;

(g)           changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            any action similar to any of those enumerated above.

Item 5.    Interest in Securities of Issuer.

Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, there were 17,914,325 shares of Common Stock outstanding as of August 13, 2002.  The following summarizes the shares of Common Stock of the Issuer deemed to be beneficially owned by the Reporting Persons:

Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power To Dispose	Percentage of Class
H&Q Group	0	2,793,932	0	2,793,932	14.6%

H&Q California	0	2,793,932	0	2,793,932	14.6%

H&Q Guaranty Finance	0	2,793,932	0	2,793,932	14.6%

Campbell	558,589	2,795,372	558,589	2,795,372	17.4%

Guaranty Finance Management	0	2,793,932	0	2,793,932	14.6%

The Shares of Common Stock deemed to be beneficially owned by H&Q Group and H&Q California are deemed to be beneficially owned by such Reporting Persons solely as a result of their direct or indirect ownership interest in H&Q Guaranty Finance.

H&Q Guaranty Finance is deemed to be the beneficial owner of 2,793,932 shares of Common Stock as of the date of this filing.  The shares beneficially owned by H&Q Guaranty Finance include an aggregate of (i) 1,594,576 shares of Common Stock, (ii) 39,378 shares of Common Stock (assuming cashless conversion of 94,500 shares of the Issuer’s Series A Preferred Stock, $1.00 par value per share (the “Series A Preferred Stock”)), and (iii) 1,159,978 shares of Common Stock (assuming the exercise of warrants to purchase 79,998 shares of Common Stock at $1.50 per share, 280,000 shares of Common Stock at $1.00 per share and 799,980 shares of Common Stock at $0.9375 per share.

H&Q Guaranty Finance acquired (i) the shares of Series A Preferred Stock in open market purchases between August 1995 and December 1998, (ii) the shares of Common Stock from (A) the conversion of notes and units acquired on September 23, 1999, (B) a purchase in a private placement in February 2000, (C) advisory services for the private placement on February 18, 2000, (D) a purchase in a public offering on August 16, 2000, (E) advisory services for the public offering on August 16, 2000 and (F) the conversion of Series B Preferred Stock on February 1, 2001, and (iii) the warrants on September 23, 1999.

Campbell is deemed to beneficially own an aggregate of 3,353,961 shares of Common Stock either directly or indirectly through his retirement account, through a family partnership or through his ownership and management of Guaranty Finance Management, which manages the investments of H&Q Guaranty Finance (such management includes certain rights to vote and to dispose of the shares of Common Stock beneficially owned by H&Q Guaranty Finance).  In addition to Campbell’s deemed beneficial ownership of shares of Common Stock held by H&Q Guaranty Finance, the shares deemed to be beneficially owned by Campbell include the following securities:  (a) 207,644 shares of Common Stock held by Campbell in his name, (b) 66,825 shares of Common Stock (assuming the exercise of warrants to purchase 60,750 shares of Common Stock at $0.9375 per share and 6,075 shares of Common Stock at $1.50 per share), (c) 10,000 shares of Common Stock (assuming the exercise of options to purchase 2,000 shares of Common Stock at $5.00 per share, 4,000 shares of Common Stock at $5.85 per share and 4,000 shares of Common Stock at $4.11 per share), (d) 5,463 shares of Common Stock (assuming cashless conversion of 13,100 shares of Series A Preferred Stock), (e) 1,440 shares of Common Stock held in the name of Campbell’s wife, Jane Anne Campbell, (f) 2,442 shares of Common Stock held by a Campbell family partnership, (g) 197,454 shares of Common Stock held by Campbell in his retirement account, (h) 65,175 shares of Common Stock (assuming the exercise of warrants held in Campbell’s retirement account to purchase 59,250 shares of Common Stock at $0.9375 per share and 5,925 shares of Common Stock at $1.50 per share) and (i) 3,586 shares of Common Stock (assuming cashless conversion of 8,600 shares of Series A Preferred Stock).

Campbell acquired the Common Stock that he is deemed to beneficially own through (i) the conversion of notes and preferred stock acquired on September 23, 1999, (ii) a purchase in a private placement in February 2000, (iii) stock and option grants while he has been a director and (iv) various open market purchases.

On March 26, 2001, H&Q Guaranty Finance entered into a Rule 10b5-1 Trading Plan (the “2001 Trading Plan”) with Chase Securities Inc. pursuant to Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The 2001 Trading Plan provided for sales at specified prices of a portion of the Common Stock held by H&Q Guaranty Finance.  H&Q Guaranty Finance adopted the 2001 Trading Plan for diversification and liquidity purposes.  The 2001 Trading Plan terminated on March 26, 2002.

On April 10, 2002, H&Q Guaranty Finance entered into a Rule 10b5-1 Trading Plan (the “2002 Trading Plan”) with J.P. Morgan Securities Inc. pursuant to Rule 10b5-1(c)(1) under the Exchange Act.  The 2002 Trading Plan provides for sales at specified prices of a portion of the Common Stock held by H&Q Guaranty Finance. H&Q Guaranty Finance adopted the 2002 Trading Plan for diversification and liquidity purposes.  Within the requirements of Rule 10b5-1(c) and the terms of the 2002 Trading Plan, H&Q Guaranty Finance may modify the 2002 Trading Plan from time to time or terminate the 2002 Trading Plan upon the occurrence of certain events; provided, that the 2002 Trading Plan shall expire on or before April 15, 2003.

H&Q Guaranty Finance has sold an aggregate of 340,200 shares of Common Stock pursuant to the 2001 Trading Plan and the 2002 Trading Plan at a weighted average price of $5.12 per share.  In the last 60 days, H&Q Guaranty Finance has sold 21,900 shares of Common Stock pursuant to the 2002 Trading Plan at a weighted average price of $3.24 per share.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

On December 31, 2001, Guaranty Finance Management entered into a Management Agreement with H&Q California pursuant to which H&Q California, as the sole manager of H&Q Guaranty Finance, appointed Guaranty Management Finance to manage the investments of H&Q Guaranty Finance (the “Management Agreement”).  The Management Agreement sets forth the duties and responsibilities of Guaranty Finance Management in connection with H&Q Guaranty Finance’s investments.  These duties and responsibilities include the power, in certain circumstances, to vote and to dispose of securities held by H&Q Guaranty Finance, including the Common Stock.

Except for the Management  Agreement and except as otherwise set forth in this Schedule 13D, to the knowledge and belief of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

The following exhibits to this Statement on Schedule 13D are filed herewith:

1.             Joint Filing Undertaking as required by Rule 13d-1(k)(1).

SIGNATURE

Each party, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2002

HAMBRECHT & QUIST GROUP

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	Vice President

HAMBRECHT & QUIST CALIFORNIA

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:	/s/ David Golden
Name:	David Golden
Title:	Member of Management Committee

/s/ Donald M. Campbell
Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC

By:	/s/ Donald M. Campbell
Name:	Donald M. Campbell
Title:	Chief Executive Officer and Manager

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Exchange Act, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the Common Stock deemed to be beneficially owned by each of them.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness or accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information contained therein concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 30th day of August, 2002.

HAMBRECHT & QUIST GROUP

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	Vice President

HAMBRECHT & QUIST CALIFORNIA

By:	/s/ Steven N. Machtinger
Name:	Steven N. Machtinger
Title:	General Counsel

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:	/s/ David Golden
Name:	David Golden
Title:	Member of Management Committee

/s/ Donald M. Campbell
Donald M. Campbell

GUARANTY FINANCE MANAGEMENT, LLC

By:	/s/ Donald M. Campbell
Name:	Donald M. Campbell
Title:	Chief Executive Officer and Manager

SCHEDULE A

Hambrecht & Quist Group

Name	Position	Address	Principal Occupation

Dina Dublon	Director	*	*

James B. Lee, Jr.	Director	*	*

William H. McDavid	Director	*	*

Steven N. Machtinger	Vice President and Secretary	560 Mission Street San Francisco, CA 94105	Employee of J.P. Morgan Securities Inc.

*                 Principal occupation is employee or officer of J.P. Morgan Chase & Co.  Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017

Hambrecht & Quist California

Name	Position	Address	Principal Occupation

Dina Dublon	Director Vice President Treasurer	*	*

James B. Lee, Jr.	Director President	*	*

William H. McDavid	Director Vice President Secretary	*	*

Steven N. Machtinger	General Counsel and Assistant Secretary	560 Mission Street San Francisco, CA 94105	Employee of J.P. Morgan Securities Inc.

*                 Principal occupation is employee or officer of J.P. Morgan Chase & Co.  Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017

Hambrecht & Quist Guaranty Finance, LLC

Name	Position	Address	Principal Occupation

David Golden	Member of Management Committee	560 Mission Street San Francisco, CA 94105	*

Cristina Morgan	Member of Management Committee	560 Mission Street San Francisco, CA 94105	*

Chris Galvin	Member of Management Committee	560 Mission Street San Francisco, CA 94105	*

*                 Employee of J.P. Morgan Securities Inc.

Guaranty Management Finance, LLC

Name	Position	Address	Principal Occupation

Donald M. Campbell	Chief Executive Officer, Member, Manager	560 Mission Street San Francisco, CA 94105	Same as Position

Lorraine Nield	Chief Financial Officer, Member	560 Mission Street San Francisco, CA 94105	Same as Position

Natalie Ho	Controller Member	560 Mission Street San Francisco, CA 94105	Same as Position